FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of October 2010 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On October 14, 2010 the registrant announces TowerJazz Appoints Dr. Franz Riedlberger as General Manager and Senior Sales Director, Europe.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 14, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz Appoints Dr. Franz Riedlberger as General Manager
and Senior Sales Director, Europe

Seasoned high-tech industry executive brings over 30 years experience to drive sales in growing European market

MIGDAL HAEMEK, Israel, and NEWPORT BEACH, Calif., October 14, 2010 –TowerJazz, the global specialty foundry leader, announced today that Dr. Franz Riedlberger, an accomplished industry veteran, has been appointed General Manager and Senior Sales Director, Europe to head its sales activities in this growing region.  This newly created role evidences the importance of the European market and demonstrates TowerJazz's commitment to further grow its European customer base.

Riedlberger joins TowerJazz following 30 successful years in the high-tech industry of which the last four he spent with Diodes Zetex as CTO and Business Unit Manager.   Prior to this assignment, he spent 14 years with Motorola in various engineering and sales management roles. He brings a wealth of know-how to TowerJazz. He was co-founder of the European ASIC company, ES2 - European Silicon Structures, Managing Director of the Munich Technology Center – the hub of the city’s high tech start-ups - and Managing Director of a software EDA start-up.

“This is another important milestone for TowerJazz, demonstrating our determination to put a world-class team in place to excel in achieving our ambitious goals,” said Russell Ellwanger, Chief Executive Officer, TowerJazz. “Franz brings a wealth of knowledge to the company, both in semiconductor technology and commercial acumen. In addition, his leading our European activities will, I’m sure, attract further great talent into the company.”

“I am excited to drive the execution of our strategic objectives together with my team and my peers. TowerJazz is a visionary company, bringing together best-in-class technology, first-rate personnel and excitement as a solid foundation to succeed in its target markets,” Riedlberger commented.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power  Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS  capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company Contact:
Melinda Jarrell
+1 949/435-8181
melinda.jarrell@towerjazz.com

Media Contact:
Lauri Julian
+1 949/715-3049
lauri.julian@towerjazz.com

Investor Relations Contact:
Levi Noit
+972 4 604 7066
noit.levi@towerjazz.com